



ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
SEP - 8 2003
WASH, D.C.
188
SECTION

Your reference File No. 82-5089
Our reference AC/ih
Date September 05, 2003

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption



SUPPL
PROCESSED
SEP 11 2003
THOMSON
FINANCIAL

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press releases:

- "Sale of Zurich Life to Bank One Closes" dated September 04, 2003

and

- "Zurich Financial Services to focus on the Non-life corporate segment and exit all other segments in France" dated September 05, 2002.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

per I. Haberling

Andres Christen

dlo 9/9

Enclosures

Media Release



ZURICH
FINANCIAL SERVICES

File No. 82-5089

Sale of Zurich Life to Bank One Closes

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, September 4, 2003 – Zurich Financial Services Group (Zurich) today announced the close of the sale of Zurich Life, part of its U.S. life and annuity operations, to Bank One Corporation (NYSE: ONE). This transaction was announced on May 30, 2003. Kemper Investors Life Insurance Company is not part of the sale and will be retained by Zurich Financial Services.

Zurich will continue to offer life insurance protection in the U.S. mainly through Farmers New World Life Insurance. This Zurich-owned company is well positioned in the U.S. life and annuity market and enables Zurich to offer competitive products through Farmers' vast distribution network of agents. Farmers New World Life is a life insurance subsidiary of Farmers Group, Inc., a management and holding company that also provides management services to Farmers P&C Group Companies, the nation's third-largest personal lines property & casualty insurance group.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 50 countries and employs about 64,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations, 8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

News Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Zurich Financial Services to focus on the Non-life corporate segment and exit all other segments in France

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, September 5, 2003 - Zurich Financial Services Group (Zurich) has decided to focus its activities in France on the Non-life corporate segment and to operate it through its business unit Continental Europe Corporate (CEC). This realignment is flanked by the sale of all of Zurich's Life operations – including the Eagle Star business - as well as parts of Zurich's Non-life operations in the consumer and commercial segments, distributed by agents in France, to Assicurazioni Generali SpA (Generali). Zurich will put the Non-life business distributed by brokers in the consumer and commercial segments in run-off. An agreement between Zurich and Generali relating to this transaction has been signed. Both parties agreed to keep the price confidential. Subject to regulatory approvals, the transaction is expected to close by the end of the year.

Axel P. Lehmann, Chief Executive Officer of the Continental Europe Business Division, said, "The realignment of our activities in France follows a similar transaction in the Netherlands. It is in line with our strategy to exit peripheral businesses and to focus on key markets and core activities with a high potential to generate sustained profitable growth."

At the end of 2002, the insurance portfolios of Zurich France's Life operations had gross written premiums, policy fees and deposits of about EUR 185 million, while the Non-life operations distributed by agents in the consumer and commercial segments recorded gross written premiums and policy fees of about EUR 128 million.

ZURICH
FINANCIAL SERVICES

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 50 countries and employs approximately 64,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN